EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

~~KKR REAL ESTATE SELECT TRUST INC., KKR ASSET-BASED FINANCE FUND, KKR INCOME OPPORTUNITIES FUND, KKR ASSET-BASED INCOME FUND, KKR US DIRECT LENDING FUND-U INC., KKR ENHANCED US DIRECT LENDING FUND-L INC., KKR ENHANCED US DIRECT LENDING FUND-L LLC, KKR ENHANCED US EVDL FUNDING II LLC, KKR ENHANCED US EVDL FUNDING LLC, KKR US DIRECT LENDING FUND-U LLC, KKR US EVDL CA FUNDING LLC, KKR US EVDL CA LLC, KKR US EVDL FUNDING LLC, KKR US EVDL US I LLC, KKR US EVDL US II LLC, KKR US EVDL US III LLC, KKR US EVDL US IV LLC, KAM ADVISORS LLC, KAM CREDIT ADVISORS LLC, KAM FUND ADVISORS LLC, KKR ASSET MANAGEMENT, LTD., KKR CREDIT ADVISORS (EMEA) LLP, KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY, KKR CREDIT ADVISORS (SINGAPORE) PTE. LTD., KKR CREDIT ADVISORS (US) LLC, KKR CREDIT FUND ADVISORS LLC, KKR CS ADVISORS I LLC, KKR FI ADVISORS CAYMAN LTD., KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS II, LLC, KKR MEZZANINE I ADVISORS LLC, KKR REGISTERED ADVISOR LLC, KKR STRATEGIC CAPITAL MANAGEMENT LLC, 8 CAPITAL PARTNERS L.P., ABSALON CREDIT FUND DESIGNATED ACTIVITY COMPANY, ACCORDIA LIFE AND ANNUITY COMPANY, AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXXI DESIGNATED ACTIVITY COMPANY, AVOCA CREDIT OPPORTUNITIES PLC, COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, FORETHOUGHT LIFE INSURANCE COMPANY, GLOBAL ATLANTIC ASSURANCE LIMITED, GLOBAL ATLANTIC RE LIMITED, KKR ALTERNATIVE ASSETS L.P., KKR ALTERNATIVE ASSETS LIMITED, KKR ALTERNATIVE ASSETS LLC, KREST OPERATING PARTNERSHIP L.P., KKR ASIA PROPERTY PARTNERS SCSP, KKR ASIA REAL ESTATE PARTNERS II SCSP, KKR ASSET-BASED FINANCE PARTNERS~~

L.P., KKR ASSET-BASED FINANCE PARTNERS (EEA) SCSP, KKR ASSET-BASED FINANCE PARTNERS II L.P., KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP, KKR CAPITAL MARKETS (IRELAND) LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS II LLC, KKR CAPITAL MARKETS JAPAN LIMITED, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS PARTNERS LLP, KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CLO 19 LTD., KKR CLO 20 LTD., KKR CLO 21 LTD., KKR CLO 22 LTD., KKR CLO 23 LTD., KKR CLO 24 LTD., KKR CLO 25 LTD., KKR CLO 26 LTD., KKR CLO 27 LTD., KKR CLO 28 LTD., KKR CLO 29 LTD., KKR CLO 30 LTD., KKR CLO 31 LTD., KKR CLO 33 LTD., KKR CLO 34 LTD., KKR CLO 35 LTD., KKR CLO 36 LTD., KKR CLO 37 LTD., KKR CLO 39 LTD., KKR CLO 40 LTD., KKR CLO 41 LTD., KKR CLO 42 LTD., KKR CLO 43 LTD., KKR CLO 44 LTD., KKR CLO 46 LTD., KKR CLO 48 LTD., KKR CLO 49 LTD., KKR CLO 52 LTD., KKR CLO 9 LTD., KKR CORPORATE LENDING (CA) LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (TN) LLC, KKR CORPORATE LENDING (UK) LLC, KKR CORPORATE LENDING LLC, KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR OAF DIRECT LENDING FUND, KKR OAF GLOBAL OPPORTUNISTIC CREDIT FUND, KKR DAF PRIVATE CREDIT FUND, KKR DAF SECURITISED PRIVATE CREDIT FUND, KKR DAF STERLING ASSETS FUND, KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND, KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P., KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP, KKR OPPORTUNITIES (EEA) FUND II SCSP, KKR OPPORTUNITIES (DOMESTIC) FUND II SCSP, KKR ENHANCED US DIRECT LENDING FUND SCSP, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II LTD, KKR EUROPEAN RECOVERY PARTNERS L.P., KKR EUROPEAN FLOATING RATE LOAN FUND, KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-1 HOLDINGS, LTD., KKR FINANCIAL CLO HOLDINGS ll, LLC, KKR FINANCIAL CLO HOLDINGS, LLC, KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS ll, LLC, KKR FINANCIAL HOLDINGS ll, LTD., KKR FINANCIAL HOLDINGS Ill, LLC, KKR FINANCIAL HOLDINGS Ill, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., KKR GOLDFINCH L.P., KKR INSTITUTIONAL MIDDLE MARKET FUND L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USD) L.P., KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP, KKR LENDING PARTNERS EUROPE II (USD) SCSP, KKR LENDING PARTNERS EUROPE II (GBP) UNLEVERED SCSP, KKR LENDING PARTNERS II L.P., KKR LENDING PARTNERS Ill L.P., KKR LENDING PARTNERS L.P., KKR LOAN ADMINISTRATION SERVICES LLC, KKR MEZZANINE PARTNERS

I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II LP, KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II SCSP, KKR PIP CREDIT INVESTORS LLC, KKR PIP INVESTMENTS L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PROPERTY PARTNERS AMERICAS (EEA) SCSP, KKR PROPERTY PARTNERS AMERICAS L.P., KKR PROPERTY PARTNERS EUROPE (EUR) SCSP, KKR PROPERTY PARTNERS EUROPE GER (EUR) SCSP, KKR REAL ESTATE FINANCE TRUST INC., KKR REAL ESTATE PARTNERS AMERICAS IV SCSP, KKR REAL ESTATE PARTNERS EUROPE Ill (EUR) SCSP, KKR REAL ESTATE PARTNERS EUROPE Ill (USD) SCSP, KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS ll L.P., KKR RTV MANAGER LLC, KKR SPECIAL SITUATIONS (DOMESTlC) FUND L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPN CREDIT INVESTORS L.P., KKR TACTICAL VALUE SPN L.P., KKR TFO PARTNERS L.P., KKR US CLO EQUITY PARTNERS II L.P., KKR LENDING PARTNERS IV L.P., KKR US DIRECT LENDING FUND SCSP, KKR-BARMENIA EDL PARTNERS SCSP, KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P., KKR-JESSELTON HIF CREDIT PARTNERS L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS II L.P., KKR-MILTON CO-INVESTMENTS Ill L.P., KKR-MILTON OPPORTUNISTIC CREDIT FUND L.P., KKR-NYC CREDIT A L.P., KKR-NYC CREDIT B L.P., KKR-NYC CREDIT C L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR-UWF DIRECT LENDING PARTNERSHIP L.P., KKR-VRS CREDIT PARTNERS L.P., KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR REAL ESTATE FINANCE MANAGER LLC, MCS CORPORATE LENDING LLC, MERCHANT CAPITAL SOLUTIONS LLC, KKR EMPIRE REPA IV CO-INVESTMENTS L.P., KKR INCOME TRUST SCA SICAV-RAIF, KKR ASIA CREDIT OPPORTUNITIES FUND SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND UNLEVERED SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND II SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND II UNLEVERED SCSP, KKR-LON CREDIT STRATEGIES SCA SlCAV-RAlF, MB2 HOLDCO LLC, MUSKOKA JV LLC

555 California Street, 50th Floor
San Francisco, CA 94104
Telephone: (415) 315-3620

VANECK FUNDS

VANECK VIP TRUST

VANECK PRIVATE GROWTH FUND

VANECK PRIVATE GROWTH SELECT FUND LP

VANECK ALPHA FUND, LTD.

VANECK ALPHA ONSHORE FUND, LP
VANECK ALPHA OFFSHORE FUND, LTD.
VAN ECK ASSOCIATES CORPORATION
VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

FS KKR CAPITAL CORP., KKR FS INCOME TRUST, KKR FS INCOME TRUST SELECT, FS/KKR ADVISOR, LLC, BIG CEDAR CREEK LLC, CCT HOLDINGS II LLC, CCT TOKYO FUNDING LLC, CHESTNUT STREET FUNDING LLC, COBBS CREEK LLC, CREDIT OPPORTUNITIES PARTNERS JV, LLC, DARBY CREEK LLC, FCF LLC, FS KKR MM CLO I LLC, FSIC II INVESTMENTS, INC., FSIC INVESTMENTS, INC., GERMANTOWN FUNDING LLC, GREEN CREEK LLC, IC ALTUS INVESTMENTS, LLC, IC AMERICAN ENERGY INVESTMENTS, INC., IC ARCHES INVESTMENTS, LLC, IC II AMERICAN ENERGY INVESTMENTS, INC., IC U NORTHERN INVESTMENTS, LLC, JC NORTHERN INVESTMENTS, LLC, JERSEY CITY FUNDING LLC, JUNIATA RIVER LLC, K-FJT FINANCE AB-1 LLC, K-FJT FINANCE CO-I LLC, K-FITS FINANCE ErFFEL-1 LLC, K-FIT INVESTMENTS II, LLC, K-FIT INVESTMENTS, LLC, MAGNOLIA FUNDING LLC, MEADOWBROOK RUN LLC, SELECT INVESTMENTS II, LLC, SELECT INVESTMENTS, LLC, AMBLER FUNDING LLC, KKR – FSK CLO 2 LLC

201 Rouse Boulevard666 Third Avenue
Philadelphia, Pennsylvania 19112
New York, New York 10017
(215212) 495-1150293-2000

CAPITAL GROUP KKR CORE PLUS+, CAPITAL GROUP KKR MULTI-SECTOR+

6455 Irvine Center Drive
Irvine, California 92618-4518
(213) 486-9200

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

~~Noah Greenhill~~Laura I. Martinez, Esq.
~~KKR Credit Advisors (US) LLC~~
Vice President and Deputy General Counsel
Van Eck Associates Corporation

~~555 California Street, 50th~~666 Third Avenue, 9th Floor
~~San Francisco, CA 94104~~
New York, New York 10017
Telephone: (~~415~~212) ~~315-3620~~293-2000

~~Copies~~Copy to:

~~Kenneth E. Young~~
~~Dechert LLP~~
~~1095 6th Avenue~~
~~New York, NY 10036~~
~~(212) 698-3854~~
Fabio Battaglia, Esq.
~~William J. Bielefeld~~
~~Paul S.~~Stradley Ronon Stevens
& Young ~~Dechert~~ LLP
~~1900 K~~2005 Market Street, ~~NW~~Suite 2600
Philadelphia, Pennsylvania 19103

~~Washington, DC 20006~~
~~(202) 261-3386~~
~~April 27~~October 16, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

~~IN THE MATTER OF:~~ ~~KKR REAL ESTATE SELECT TRUST INC., KKR ASSET BASED FINANCE FUND, KKR INCOME OPPORTUNITIES FUND, KKR ASSET-BASED INCOME FUND, KKR US DIRECT LENDING FUND-U INC., KKR ENHANCED US DIRECT LENDING FUND-L INC., KKR ENHANCED US DIRECT LENDING FUND-L LLC, KKR ENHANCED US EVDL FUNDING II LLC, KKR ENHANCED US EVDL FUNDING LLC, KKR US DIRECT LENDING FUND-U LLC, KKR US EVDL CA FUNDING LLC, KKR US EVDL CA LLC, KKR US EVDL FUNDING LLC, KKR US EVDL US I LLC, KKR US EVDL US II LLC, KKR US EVDL US III LLC, KKR US EVDL US IV LLC, KAM ADVISORS LLC, KAM CREDIT ADVISORS LLC, KAM FUND ADVISORS LLC, KKR ASSET MANAGEMENT, LTD., KKR CREDIT ADVISORS (EMEA) LLP, KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY, KKR CREDIT ADVISORS (SINGAPORE) PTE. LTD., KKR CREDIT ADVISORS (US) LLC, KKR CREDIT FUND ADVISORS LLC, KKR CS ADVISORS I LLC, KKR FI ADVISORS CAYMAN LTD., KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS II, LLC, KKR MEZZANINE I ADVISORS LLC, KKR REGISTERED ADVISOR LLC, KKR STRATEGIC CAPITAL MANAGEMENT LLC, 8 CAPITAL PARTNERS L.P., ABSALON CREDIT FUND DESIGNATED ACTIVITY COMPANY, ACCORDIA LIFE AND ANNUITY COMPANY, AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED~~	: :	~~AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940~~

~~ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXXI DESIGNATED ACTIVITY COMPANY, AVOCA CREDIT OPPORTUNITIES PLC, COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, FORETHOUGHT LIFE INSURANCE COMPANY, GLOBAL ATLANTIC ASSURANCE LIMITED, GLOBAL ATLANTIC RE LIMITED, KKR ALTERNATIVE ASSETS L.P., KKR ALTERNATIVE ASSETS LIMITED, KKR ALTERNATIVE ASSETS LLC, KREST OPERATING PARTNERSHIP L.P., KKR ASIA PROPERTY PARTNERS SCSP, KKR ASIA REAL ESTATE PARTNERS II SCSP, KKR ASSET-BASED FINANCE PARTNERS L.P., KKR ASSET-BASED FINANCE PARTNERS (EEA) SCSP, KKR ASSET-BASED FINANCE PARTNERS II L.P., KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP, KKR CAPITAL MARKETS (IRELAND) LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS II LLC, KKR CAPITAL~~

~~MARKETS JAPAN LIMITED, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS PARTNERS LLP, KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CLO 19 LTD., KKR CLO 20 LTD., KKR CLO 21 LTD., KKR CLO 22 LTD., KKR CLO 23 LTD., KKR CLO 24 LTD., KKR CLO 25 LTD., KKR CLO 26 LTD., KKR CLO 27 LTD., KKR CLO 28 LTD., KKR CLO 29 LTD., KKR CLO 30 LTD., KKR CLO 31 LTD., KKR CLO 33 LTD., KKR CLO 34 LTD., KKR CLO 35 LTD., KKR CLO 36 LTD., KKR CLO 37 LTD., KKR CLO 39 LTD., KKR CLO 40 LTD., KKR CLO 41 LTD., KKR CLO 42 LTD., KKR CLO 43 LTD., KKR CLO 44 LTD., KKR CLO 46 LTD., KKR CLO 48 LTD., KKR CLO 49 LTD., KKR CLO 52 LTD., KKR CLO 9 LTD., KKR CORPORATE LENDING (CA) LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (TN) LLC, KKR CORPORATE LENDING (UK) LLC, KKR CORPORATE LENDING LLC, KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR DAF DIRECT LENDING FUND, KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND, KKR DAF PRIVATE CREDIT FUND, KKR DAF SECURITISED PRIVATE CREDIT FUND, KKR DAF STERLING ASSETS FUND, KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND, KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P., KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP, KKR OPPORTUNITIES (EEA) FUND II SCSP, KKR OPPORTUNITIES (DOMESTIC) FUND II SCSP, KKR ENHANCED US DIRECT LENDING FUND SCSP, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II LTD, KKR EUROPEAN RECOVERY PARTNERS L.P., KKR EUROPEAN FLOATING RATE LOAN FUND, KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-1 HOLDINGS, LTD., KKR FINANCIAL~~

~~CLO HOLDINGS II, LLC, KKR FINANCIAL CLO HOLDINGS, LLC, KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS II, LTD., KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS III, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., KKR GOLDFINCH L.P., KKR INSTITUTIONAL MIDDLE MARKET FUND L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USO) L.P., KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP, KKR LENDING PARTNERS EUROPE II (USD) SCSP, KKR LENDING PARTNERS EUROPE II (GBP) UNLEVERED SCSP, KKR LENDING PARTNERS II L.P., KKR LENDING PARTNERS III L.P., KKR LENDING PARTNERS L.P., KKR LOAN ADMINISTRATION SERVICES LLC, KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II LP, KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II SCSP, KKR PIP CREDIT INVESTORS LLC, KKR PIP INVESTMENTS L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PROPERTY PARTNERS AMERICAS (EEA) SCSP, KKR PROPERTY PARTNERS AMERICAS L.P., KKR PROPERTY PARTNERS EUROPE (EUR) SCSP, KKR PROPERTY PARTNERS EUROPE GER (EUR) SCSP, KKR REAL ESTATE FINANCE TRUST INC., KKR REAL ESTATE PARTNERS AMERICAS IV SCSP, KKR REAL ESTATE PARTNERS EUROPE III (EUR) SCSP, KKR REAL~~

~~ESTATE PARTNERS EUROPE III (USD) SCSP, KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS II L.P., KKR RTV MANAGER LLC, KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPN CREDIT INVESTORS L.P., KKR TACTICAL VALUE SPN L.P., KKR TFO PARTNERS L.P., KKR US CLO EQUITY PARTNERS II L.P., KKR LENDING PARTNERS IV L.P., KKR US DIRECT LENDING FUND SCSP, KKR-BARMENIA EDL PARTNERS SCSP, KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P., KKR-JESSELTON HIF CREDIT PARTNERS L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS II L.P., KKR-MILTON CO-INVESTMENTS UJ L.P., KKR-MILTON OPPORTUNISTIC CREDIT FUND L.P., KKR-NYC CREDIT A L.P., KKR-NYC CREDIT B L.P., KKR-NYC CREDIT C L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR-UWF DIRECT LENDING PARTNERSHIP L.P., KKR-VRS CREDIT PARTNERS L.P., KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR REAL ESTATE FINANCE MANAGER LLC, MCS CORPORATE LENDING LLC, MERCHANT CAPITAL SOLUTIONS LLC, KKR EMPIRE REPA IV CO-INVESTMENTS L.P., KKR INCOME TRUST SCA SICAV-RAIF, KKRASIA CREDIT OPPORTUNITIES FUND SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND UNLEVERED SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND [I SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND JI UNLEVERED SCSP, KKR-LON CREDIT STRATEGIES SCA SICAV-RAIF, MB2 HOLDCO LLC, MUSKOKA JV LLC~~

~~555 California Street, 50th Floor~~
~~San Francisco, CA 94104~~

~~FS KKR CAPITAL CORP., KKR FS INCOME TRUST, KKR FS INCOME TRUST SELECT, FS/KKR ADVISOR, LLC, BIG CEDAR CREEK LLC, CCT HOLDINGS II LLC, CCT TOKYO FUNDING LLC, CHESTNUT STREET FUNDING LLC, COBBS CREEK LLC, CREDIT OPPORTUNITIES PARTNERS JV, LLC, DARBY CREEK LLC, FCF LLC, FS KKR MM CLO I LLC, FSIC II INVESTMENTS, INC., FSIC INVESTMENTS, INC., GERMANTOWN FUNDING LLC, GREEN CREEK LLC, IC ALTUS INVESTMENTS, LLC, IC AMERICAN ENERGY INVESTMENTS, INC., IC ARCHES INVESTMENTS, LLC, IC II AMERICAN ENERGY INVESTMENTS, INC., IC II NORTHERN INVESTMENTS, LLC, IC NORTHERN INVESTMENTS, LLC, JERSEY CITY FUNDING LLC, JUNIATA RIVER LLC, K-FIT FINANCE AB-1 LLC, K-FIT FINANCE CO-1 LLC, K-FJTS FINANCE EIFFEL-I LLC, K-FJT INVESTMENTS II, LLC, K-FJT INVESTMENTS, LLC, MAGNOLIA FUNDING LLC, MEADOWBROOK RUN LLC, SELECT INVESTMENTS 11, LLC, SELECT INVESTMENTS, LLC, AMBLER FUNDING LLC, KKR - FSKCLO2LLC~~

~~201 Rouse Boulevard~~
~~Philadelphia, Pennsylvania 19112~~

~~CAPITAL GROUP KKR CORE PLUS+, CAPITAL GROUP KKR MULTI-SECTOR+~~

~~6455 Irvine Center Drive~~
~~Irvine, California 92618-4519~~
~~-~~
~~File No. 812-15834~~

VANECK FUNDS VANECK VIP TRUST VANECK PRIVATE GROWTH FUND VANECK PRIVATE GROWTH SELECT FUND LP VANECK ALPHA FUND, LTD. VANECK ALPHA ONSHORE FUND, LP VANECK ALPHA OFFSHORE FUND, LTD. VAN ECK ASSOCIATES CORPORATION VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION 666 THIRD AVENUE NEW YORK, NEW YORK 10017 File No. [ ]	: :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE 1940 ACT

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the ***"Order")*** of the U.S. Securities and Exchange Commission (the ***"SEC"*** or ***"Commission")*** under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the ***"1940 Act"),***[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive ~~orders~~order issued by the Commission on ~~January 5, 2021 and August 15, 2023~~November 23, 2012 (the ***"Prior ~~Orders~~Order"***)[2] that ~~were~~was granted pursuant to ~~Sections 57(a)(4), 57(i~~Section 17(d) and Rule 17d-1, with the result that no person will continue to rely on the Prior ~~Orders~~Order if the Order is granted.

- ~~FS KKR Capital Corp. ("***FSK***"), a closed-end management investment company that has elected to be regulated as a business development company (a "***BDC***") under the 1940 Act;~~
- ~~KKR FS Income Trust ("***KFIT***"), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;~~
- ~~KKR FS Income Trust Select ("***KFJTS***"), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;~~
- ~~KKR Real Estate Select Trust Inc. ("***KREST***"), a closed-end management investment company registered under the 1940 Act;~~
- ~~KKR Asset-Based Finance Fund (formerly, KKR Credit Opportunities Portfolio) ("***KABF***"), a closed-end management investment company registered under the 1940 Act;~~
- ~~KKR Income Opportunities Fund ("***KIO***"), a closed-end~~VanEck Funds (***"VEF"***) and each series thereof, as applicable, is an open-end management investment company registered under the 1940 Act;

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] ~~KKR Income Opportunities Fund~~Van Eck Funds, et al. (File No. ~~812-14951-01~~812-13740), Release No. IC~~-34138A~~-30252 (~~Dec~~Oct. ~~11~~25, ~~2020~~2012) (notice)~~,~~ and Release No. IC~~-34164A~~-30279 (~~Jan~~Nov. ~~5~~23, ~~2021~~2012) (order)~~; KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (Aug. 15, 2023) (order)~~.

- ~~KKR Asset-Based Income Fund (“***ABIF***”), a closed-end~~VanEck VIP Funds (***“VIP”***) and each series thereof, as applicable, is an open-end management investment company registered under the 1940 Act;

- ~~KKR US Direct Lending Fund-U Inc. (“***USDL***”), a closed-end management investment company registered under the 1940 Act;~~
- ~~KKR Enhanced US Direct Lending Fund-L Inc. (“***EUSDL***”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;~~
- ~~Capital Group KKR Core Plus+ (“***CGKCP***”), a closed-end management investment company registered under the 1940 Act;~~
- ~~Capital Group KKR Multi-Sector+ (“***CGKMS***~~VanEck Private Growth Fund (***“PGF”*** and together with ~~FSK, KFIT, KFITS, KREST, KABF, KIO, ABTF, USDL, EUSDL, and CGKCP~~VEF, and VIP, the ***“Existing Regulated Funds”***), a closed-end management investment company registered under the 1940 Act;

- ~~The entities set forth in Appendix A hereto, each of which is an existing Wholly-Owned Investment Sub (each an “***Existing Wholly-Owned Investment Sub***”) or existing Joint Venture (each an “***Existing Joint Venture***”) of an Existing Regulated Fund (as each such term is defined below);~~
- ~~FS/KKR Advisor, LLC~~Van Eck Associates Corporation (***“VEAC”***), an investment adviser registered ~~with the Commission~~ under the Investment Advisers Act of 1940, as amended (~~the~~ ***“Advisers Act”***), and its successors,[3] which serves as the investment ~~advisor to FSK, KFIT~~adviser for certain series of VEF, VIP, and ~~KFITS~~PGF;
- Van Eck Absolute Return Advisers Corporation (***“VEARA”***, and together with VEAC, the ***“Existing Advisers”***), and its successors, which serves as the investment adviser for certain series of VEF; and

- ~~KKR Registered Advisor LLC, an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to KREST;~~
- ~~KKR Credit Advisors (US) LLC, an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to KABF, KIO, ABIF, USDL, EVSDL, and certain of the Existing Affiliated Entities (as defined below) and as an investment sub-adviser to CGKCP and CGKMS;~~

[3] The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

- The existing Avisers listed on Appendix B, each of which serves as the investment adviser and/or general partner of one or more Existing Affiliated Funds (as defined below) (each such existing Adviser, an "***Existing Adviser to Affiliated Funds***", and collectively, the "***Existing Advisers to Affiliated Funds***", and together with FS/KKR Advisor, LLC, KKR Registered Advisor LLC, and KKR Credit Advisors (US) LLC, each an "***Existing Adviser***", and collectively, the "***Existing Advisers***");
- The Affiliated Entities (as defined below) set forth in Appendix B hereto that are affiliates of an Existing Adviser that hold various financial assets in a principal capacity (*i.e.*, a proprietary account) (collectively, the "***Existing Proprietary Accounts***"); and
- TheCertain existing Affiliated Entities set forth in Appendix B hereto that are affiliates of and advised by an Existing Adviser that are investment vehicles (including private funds and insurance companies(as identified on Schedule A hereto), each of which is a separate and distinct legal entity thatand each of which would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder (collectively, (the ***"Existing Affiliated Funds"*** and, together with the Existing Proprietary Accounts, the "***Existing Affiliated Entities***", and such Existing Affiliated Entities,, and collectively with the Existing Regulated Funds, and the Existing Advisers, the Existing Wholly-Owned Investment Subs, and Existing Joint Ventures, the ***"Applicants"***).[3][4]

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[3][4] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the ***"Application")*** would allow a Regulated Fund[45] and one or more Affiliated Entities[56] to engage in Co-Investment

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[45] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[56] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

Transactions[6][7] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

Transaction are collectively referred to herein as ***"Participants."***[7][8] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8][9]

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. VEF

~~A. FSK~~

VEF is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on April 3, 1985. On May 1, 2016, Van Eck Funds changed its name to VanEck Funds. VEF's series which are currently being offered are the following: Emerging Markets Fund, which offers Class A, Class I, Class Y and Class Z shares; International Investors Gold Fund, which offers Class A, Class C, Class I and Class Y shares; CM Commodity Index Fund and Global Resources Fund, each of which offers Class A, Class I and Class Y shares; VanEck Morningstar Wide Moat Fund which offers Class I and Class Z shares; and Onchain Economy ETF, VanEck Emerging Markets Bond ETF and VanEck India Select ETF. As of the date of this Application, VanEck Pivotal Trends ETF and VanEck Wealth Builder ETF are not currently being offered. Each series of VEF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code, as amended (***"Code"***). VEF's principal place of business is 666 Third Avenue, New York, New York 10017.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6][7] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7][8] "**Adviser**" means an Existing Adviser and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

[8][9] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Each series of VEF has a distinct investment objective.

~~FSK was organized under the General Corporation Law of the State of Maryland on December 21, 2007. FSK is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. FSK has elected to be treated for tax purposes, and intends to qualify annually, as a regulated investment company ("***RIC***") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). FS/KKR Advisor, LLC serves as investment adviser to FSK.~~

~~FSK's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSK pursues its investment objective by investing primarily in the debt of middle market U.S. companies.~~

~~FSK~~VEF has ~~an eleven-member~~a six-member board, of which ~~nine~~five members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (***"Independent Directors"*** or ***"Independent Trustees"*** as applicable).[~~9~~10]

B. VIP

~~B. KFIT~~

VIP is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987 with the name Van Eck Investment Trust. The Trust commenced operations on September 7, 1989. On April 12, 1995, Van Eck Investment Trust changed its name to Van Eck Worldwide Insurance Trust. On May 1, 2010, Van Eck Worldwide Insurance Trust changed its name to Van Eck VIP Trust. On May 1, 2017, Van Eck VIP Trust changed its name to VanEck VIP Trust. The Trust currently consists of four separate series: VanEck VIP Emerging Markets Bond Fund, which currently offers Initial Class shares; VanEck VIP Global Gold Fund which currently offers Class S shares; and VanEck VIP Global Resources Fund and VanEck VIP Emerging Markets Fund, both of which currently offer Initial Class and Class S shares. VanEck VIP Emerging Markets Bond Fund has registered Class S shares and VanEck VIP Global Gold Fund has registered Initial Class shares, but as of the date of this Application such shares are not being offered. Each series of VIP intends to qualify annually as a regulated investment company under Sub-

[~~9~~10] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

Chapter M of the Code. VIP's principal place of business is 666 Third Avenue, New York, New York 10017.

Each series of VIP has a distinct investment objective.

KFIT was organized as a statutory trust under the laws of the State of Delaware on February 4, 2022. KFIT is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. KFIT has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. FS/KKRAdvisor, LLC serves as investment adviser to KFIT.

KFIT's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. KFIT pursues its investment objective by investing primarily in the debt of private middle market U.S. companies.

KFIT has an eleven-member board, of which nine members are Independent Trustees.

C. KFITS

KFITS was organized as a statutory trust under the laws of the State of Delaware on April 19, 2023. KFITS is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. KFITS has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. FS/KKR Advisor, LLC serves as investment adviser to KFITS.

KFITS' investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. KFITS pursues its investment objective by investing primarily in the debt of private middle market U.S. companies.

KFITS has an eleven-member board, of which nine members are Independent Trustees.

D. KREST

KREST was organized under the General Corporation Law of the State of Maryland on February 18, 2020. KREST is an externally managed, non-diversified closed-end management investment company registered under the 1940 Act. KREST has elected and has qualified, and intends to continue to qualify annually, to be taxed as a real estate investment trust ("***REIT***") for U.S. federal income tax purposes under Subchapter M of the Code. KKR Registered Advisor LLC serves as investment adviser to KREST.

KREST's primary investment objective is to provide attractive current income and with a secondary objective of long-term capital appreciation. KREST intends, under normal circumstances, to invest at least 80% of its net assets in a portfolio of real estate, including in the

form of property investments and debt interests and to a lesser extent in traded real estate-related securities.

KREST has a seven-member Board, of which four members are Independent Directors.

E. KABF

KABF was organized as a statutory trust under the laws of the State of Delaware on September 5, 2019. KABF is an externally managed, diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. KABF has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to KABF.

KABF's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. In pursuing its investment objective, KABF invests, under normal circumstances, at least 80% of its managed assets in asset-based finance investments across asset sectors and throughout the capital structure of asset-based finance opportunities.

KABF has a five-member Board, of which four members are Independent Trustees.

F. KIO

KIO was organized as a statutory trust under the laws of the State of Delaware on March 17, 2011. KIO is an externally managed, diversified, closed-end management investment company registered under the 1940 Act. KIO has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to KIO.

KIO's primary investment objective is to seek a high level of current income with a secondary objective of capital appreciation. Under normal market conditions, KIO invests at least 80% of its managed assets in loans and fixed-income instruments or other instruments, including derivative instruments, with similar economic characteristics.

KIOVIP has a five member Boardsix-member board, of which fourfive members are Independent Trustees.

G. ABIF

C. PGF

ABIF was organized as aPGF is a Delaware statutory trust under the laws of the State of Delaware on February 10, 2023. ABIF isand an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and

operates as ~~an interval~~a tender offer fund ~~pursuant to~~under Rule ~~23c-3~~13e-4 under the ~~1940 Act. ABIF has elected to be treated for tax purposes, and~~Securities Exchange Act of 1934. PGF intends to qualify annually~~,~~ as a ~~RIC~~regulated investment company under ~~Subchapter~~Sub-Chapter M of the Code. ~~KKR Credit Advisors (US) LLC serves as investment adviser to ABIF~~PGF's principal place of business is 666 Third Avenue, New York, New York 10017. As of the date of this Application, PGF is not being offered to the public.

~~ABIF's~~PGF's primary investment objective is to seek ~~to provide attractive risk-adjusted returns. ABIF seeks to achieve its investment objective principally through investments in privately originated credit investments. ABIF, under normal circumstances, invests~~long-term capital appreciation. Under normal market conditions, PGF will invest at least ~~90~~80% of its net assets ~~in those rated~~(plus any borrowings for investment ~~grade~~purposes), either directly or indirectly, in securities of companies considered to be growth companies.

~~ABIF has a four member Board, of which three members are Independent Trustees.~~

~~H. USDL~~

~~USDL was organized as a statutory trust under the laws of the State of Delaware on May 2, 2023, and converted to a Delaware corporation on October 13, 2023. USDL is an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act. USDL has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to USDL.~~

~~USDL's investment objective is to generate current income. USDL seeks to meet its investment objective by investing primarily in U.S. middle market companies that have earnings before interest, taxes, depreciation and amortization ("***EBITDA***") of$50 million or above. USDL, under normal circumstances, invests at least 80% of its net assets in a portfolio of loans to companies having their principal place of business in the United States.~~

~~USDL has a four-member Board, of which three members are Independent Directors.~~

~~I. EUSDL~~

~~EUSDL was organized as a statutory trust under the laws of the State of Delaware on December 22, 2023, and converted into a Delaware corporation on April 19, 2024. EUSDL is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. EUSDL has elected to be treated for tax purposes, and~~

intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to EUSDL.

EUSDL's investment objective is to generate current income. EUSDL seeks to meet its investment objective by investing primarily in U.S. middle market companies that have EBITDA of $50 million or above. EUSDL intends, under normal circumstances, to invest at least 80% of its net assets in a portfolio of loans to companies having their principal place of business in the United States.

EUSDL has a four-member Board, of which three members are Independent Directors.

J. CGKCP

CGKCP was organized as a statutory trust under the laws of the State of Delaware on October 4, 2024. CGKCP is an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CGKCP has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. Capital Research and Management Company ("CRMC') serves as investment adviser to CGKCP. CRMC is not: (a) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of any Existing Adviser; or (b) an affiliated person of an affiliated person of any Existing Adviser, except for the affiliation that arises as a result of serving as the investment adviser to CGKCP. KKR Credit Advisors (US) LLC serves as investment sub-adviser to CGKCP.

CGKCP's investment objective is to provide a high level of current income and seek maximum total return, consistent with preservation of capital. CGKCP seeks to achieve its investment objective by investing in both publicly traded fixed income securities and private credit loans and securities, which include private corporate direct lending and asset-based finance investments.

CGKCPPGF has a four member Boardsix-member board, of which threefive members are Independent Trustees.

D. The Existing Affiliated Funds

K. CGKMS

Each Existing Affiliated Fund is either a Delaware limited partnership or a company incorporated and existing under the laws of the Cayman Islands, as listed on Schedule A, that is a privately-

offered fund that would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the Act.[10][11]

CGKMS was organized as a statutory trust under the laws of the State of Delaware on October 4, 2024. CGKMS is an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CGKMS has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. CRMC serves as investment adviser to CGKMS. CRMC is not: (a) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of any Existing Adviser; or (b) an affiliated person of an affiliated person of any Existing Adviser, except for the affiliation that arises as a result of serving as the investment adviser to CGKMS. KKR Credit Advisors (US) LLC serves as investment sub-adviser to CGKMS.

CGKCP's investment objective is to provide a high level of current income and seek maximum total return, consistent with preservation of capital. CGKCP seeks to achieve its investment objective by investing in both publicly traded fixed income securities and private credit loans and securities, which include private corporate direct lending and asset-based finance investments.

CGKCP has a four-member Board, of which three members are Independent Trustees.

L. E. The Existing Advisers

Each of the Existing Advisers is directly or indirectly controlled by KKR & Co. Inc. (together with its affiliates, "***KKR***"). Founded in 1976, KKR is a leading global investment firm with 26 offices and approximately 2,800 people, including over 700 investment professionals. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies. KKR is a long-term fundamental investor focused on producing attractive risk-adjusted returns for its clients. The Existing Advisers that serve as investment advisers to the Existing Regulated Funds are set forth below. A complete list of the Existing Advisers to Affiliated Funds is included in Appendix B.

> FS/KKR Advisor, LLC, a Delaware limited liability company formed on January 8, 2018, and an investment adviser registered with the Commission under the Advisers Act, serves as an investment adviser to FSK, KFIT and KFITS pursuant to investment advisory agreements with each such respective entity.

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[10][11] n the future, the Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this application.

VEAC is a New York corporation that serves as the investment adviser to certain Existing Regulated Funds and certain Existing Affiliated Funds and expects to serve as investment adviser to some Future Regulated Funds and/or Affiliated Entities. VEAC is an investment adviser registered under the Advisers Act.

KKR Credit Advisors (US) LLC, a Delaware limited liability company formed on June 24, 2004, andVEARA is a wholly-owned subsidiary of VEAC that serves as the investment adviser to certain Existing Regulated Funds and certain Existing Affiliated Funds and expects to serve as investment adviser to some Future Regulated Funds and/or Affiliated Entities. VEARA is an investment adviser registered with the Commission under the Advisers Act, serves as an investment adviser to KABF, KIO, ABIF, USDL, EUSDL and certain of the Existing Affiliated Entities pursuant to investment advisory agreements with each such respective entity, and as an investment sub-adviser to CGKCP and CGKMS pursuant to investment sub-advisory agreements with CRMC on behalf of each such respective entity..

KKR Registered Advisor LLC, a Delaware limited liability company formed on April 23, 2020, and an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to KREST pursuant to an investmentUnder the terms of an investment advisory agreement. with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, an Existing Adviser will, among other things, manage the investment portfolio thereof, direct purchases and sales of portfolio securities and report thereon to such Existing Regulated Fund's or Existing Affiliated Fund's officers and directors/manager (as applicable) regularly.

M. The Existing Wholly-Owned Investment Subs

Each of the Existing Wholly-Owned Investment Subs is a Wholly-Owned Investment Sub that is controlled by the Existing Regulated Fund of which it is a subsidiary. Each Existing Wholly-Owned Investment Sub is a separate and distinct legal entity. The Existing Wholly-Owned Investment Subs have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund.

N. The Existing Joint Ventures

Each of the Existing Joint Ventures is an unconsolidated joint venture subsidiary of an Existing Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of

such joint venture, must be approved by an investment committee consisting of representatives of the respective Existing Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).

O. The Existing Affiliated Entities

Existing Affiliated Entities consist of the Existing Proprietary Accounts and the Existing Affiliated Funds.[10] Each Existing Proprietary Account is an affiliate ofKKR. The Existing Proprietary Accounts hold various financial assets in a principal capacity. KKR and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries. Each Existing Affiliated Fund would be an "investment company" but for Section 3(c)(l) or Section 3(c)(7) of the 1940 Act and is advised by an Existing Adviser as described on Appendix B.

A complete list of the Existing Affiliated Entities is included in Appendix B.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the ***"Conditions"),*** each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any

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transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”[11][12] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to

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[11][12] Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~Each of the Existing Advisers~~VEARA is directly ~~or indirectly controlled by KKR, are~~owned by VEAC and is under common control with VEAC, and VEARA and VEAC are thus affiliated persons of each other.

Accordingly, with respect to ~~the Existing Advisers~~VEAC, VEARA, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~an Existing Adviser,~~VEAC, VEARA, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[~~12~~13]

[~~12~~13] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[~~13~~14] of the Regulated Fund ***("Required Majority")*** will take the steps set forth in Section 57(f) of the 1940 Act,[~~14~~15] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[~~15~~16]

4. No Remuneration. Any transaction fee[~~16~~17] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or

---

[~~13~~14] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee's decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the full Board of the Regulated Fund at the Board's next regularly-scheduled meeting.

[~~14~~15] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[~~15~~16] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[~~16~~17] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the ***"Co-Investment Policies").*** Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[~~17~~18]

6. Dispositions:

(a) Prior to any Disposition[~~18~~19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set

---

[~~17~~18] The Affiliated Entities may adopt shared Co-Investment Policies.

[~~18~~19] "***Disposition***" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.~~[19]~~[20]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated

---

~~[19]~~[20] "***Tradable Security***" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[20][21]

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated

[20][21] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the ***"Existing Orders"***).[21][22] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants

[21][22] *See, e.g.*, FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15834), Release No. IC-36154 (May 14, 2026) (notice), Release No. IC-36211 (June 11, 2026) (order); Bluerock Private Real Estate Fund, et al. (File No. 812-15805), Release No. IC-36210 (June 10, 2026) (notice), Release No. IC-36242 (July 7, 2026) (order).

submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Noah Greenhill~~Laura I. Martinez, Esq.
~~KKR Credit Advisors (US) LLC~~
~~555 California Street, 50th Floor~~
~~San Francisco, CA 94104~~
Vice President and Deputy General Counsel
Van Eck Associates Corporation
666 Third Avenue
New York, New York 10017
Telephone: (~~415~~212) ~~315-3620~~293-3000

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Fabio Battaglia, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103

~~Kenneth E. Young~~
~~Dechert LLP~~
~~1095 6th Avenue~~
~~New York, NY 10036~~
Telephone: (~~212) 698-3854~~

~~William J. Bielefeld~~
~~Paul S. Stevens~~
~~Dechert LLP~~
~~1900 K Street, NW~~
~~Washington, DC 20006~~215)
564-8077
~~(202) 261-3386~~

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing

Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided in Schedule B below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the ~~27th~~16th day of ~~April~~October, 2026.

VANECK FUNDS
~~KKR CAPITAL MARKETS II LLC KKR CAPITAL MARKETS LIMITED KKR CAPITAL MARKETS LLC~~
~~KKR CORPORATE LENDING (CA) LLC KKR CORPORATE LENDING (TN) LLC KKR CORPORATE LENDING (UK) LLC KKR CORPORATE LENDING LLC~~
~~KKR LOAN ADMINISTRATION SERVICES LLC~~
~~KKR RTV MANAGER LLC~~
~~MCS CORPORATE LENDING LLC MERCHANT CAPITAL SOLUTIONS LLC~~

By: /s/~~Adam Smith~~Laura Martinez
Name: ~~Adam Smith~~Laura Martinez
Title: ~~Authorized Signatory~~Vice President and Assistant Secretary

~~KKR CAPITAL MARKETS HOLDINGS L.P.~~
VANECK VIP TRUST

By: KKR Capital Markets Holdings LLC, its general partner
By: /s/Adam Smith
Name: Adam Smith
Title: Chief Executive Officer
KKR CAPITAL MARKETS PARTNERS LLP
By: KKR Capital Markets Limited, its managing member
By: /s/Adam Smith
Name: Adam Smith
Title: Director
CAPITAL GROUP KKR CORE PLUS+
CAPITAL GROUP KKR MULTI-SECTOR
By: /s/Erik VayntrubLaura Martinez
Name: Erik VayntubLaura Martinez
Title: Senior Vice President and Assistant Secretary

KKR ALTERNATIVE ASSETS LLC
VANECK PRIVATE GROWTH FUND

By: /s/Christopher LeeLaura Martinez
Name: Christopher LeeLaura Martinez
Title: Vice President and Assistant Secretary

KKR ALTERNATIVE ASSETS LIMITED
VANECK PRIVATE GROWTH SELECT FUND LP
BY: VANECK PRIVATE GROWTH SELECT GP, LLC

By: /s/Christopher Lee
Name: Christopher Lee
Title: Authorized Signatory
KKR ALTERNATIVE ASSETS L.P.
By: KKR Alternative Assets Limited, its general partner
By: /s/Christopher LeeMatthew Babinsky
Name: Christopher LeeMatthew Babinsky
Title: Authorized SignatoryVice President

KKR CAPITAL MARKETS ASIA LIMITED

~~**KKR CREDIT ADVISORS (SINGAPORE) PTE.**~~**VANECK ALPHA FUND, LTD.**
BY: VANECK ALPHA FUND GP, LLC

By: /s/~~Diane Raposio~~ Matthew Babinsky
Name: ~~Diane Raposio~~Matthew Babinsky
Title: ~~Director~~Vice President

VANECK ALPHA ONSHORE FUND, LP
BY: VANECK ALPHA FUND GP, LLC
~~**ACCORDIA LIFE AND ANNUITY COMPANY**~~
~~**COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY**~~
~~**FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY**~~
~~**FORETHOUGHT LIFE INSURANCE COMPANY**~~
~~**GLOBAL ATLANTIC ASSURANCE LIMITED**~~
~~**GLOBAL ATLANTIC RE LIMITED**~~

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VANECK ALPHA OFFSHORE FUND, LTD.
BY: VANECK ALPHA FUND GP, LLC

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VAN ECK ASSOCIATES CORPORATION

By: /s/~~Catherine Valeri~~Laura Martinez
Name: ~~Catherine Valeri~~Laura Martinez

Title: ~~Director, Chief Privacy Officer~~Vice President and Deputy General Counsel

~~**KKR CAPITAL MARKETS JAPAN LIMITED**~~
VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

By: /s/~~Go Yamashita~~Laura Martinez
Name: ~~Go Yamashita~~Laura Martinez
Title: ~~Chief Executive Officer and Representative Director~~Vice President and Deputy General Counsel

~~**KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND LLP**~~

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck Funds, that she is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VANECK FUNDS

~~By: KKR Associates ROX II SCSp, its general partner~~
~~By: KKR ROX II S.a.r.l., its general partner~~
By: /s/~~Jason Carss~~Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary
~~Name: Jason Carss~~
~~Title: Class A Manager~~

~~**KREST OPERATING PARTNERSHIP L.P.**~~

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck VIP Trust, that she is the Vice President and Assistant Secretary of such entity and that

all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VANECK VIP TRUST

By: KREST OP GP LLC, its general partner
By: /s/Jason Carss
Name: Jason Carss Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary

Title: ManagerVERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck Private Growth Fund, that she is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VANECK PRIVATE GROWTH FUND

KKR ASIA PROPERTY PARTNERS SCSP
By: KKR Associates Asia Property Partners SCSp, its general partner
By: KKR Asia Property Partners Holdings LLC, its sole member
By: /s/Jason Carss
Name: Jason Carss Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary
Title: Manager

VERIFICATION

KKR ASIA REAL ESTATE PARTNERS II SCSP

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Private Growth Select Fund LP, that he is the Vice President of VanEck Private Growth Select GP, LLC, the General Partner of VanEck Private Growth Select Fund LP, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By: KKR Associates AREP II SCSp, its general partner~~
~~By: KKR AREP II S.a.r.l., its general partner~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Manager~~
~~**KKR OPPORTUNISTIC REAL ESTATE CREDIT**~~**VANECK PRIVATE GROWTH SELECT FUND** ~~**II SCSP**~~**LP**
~~By: KKR Associates ROX II SCSp, its general partner~~
~~By: KKR ROX II S.a.r.l., its general partner~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Attorney~~
~~**KKR PIP INVESTMENTS L.P.**~~
~~By: KKR Associates PIP L.P., its general partner~~
~~By~~**BY**: ~~KKR PIP~~**VANECK PRIVATE GROWTH SELECT GP, LLC**~~, its general partner~~

~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Assistant Secretary~~
~~**KKR PROPERTY PARTNERS AMERICAS (EEA) SCSP**~~
~~By: KKR Associates Property Partners Americas SCSp, its general partner~~
~~By: KKR Property Partners Americas S.a.r.l., its general parter~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Manager~~
~~**KKR PROPERTY PARTNERS AMERICAS L.P.**~~

By: KKR Associates Property Partners Americas SCSp, its general partner

By: KKR Property Partners Americas S.a.r.l., its general partner

By: /s/Jason Carss

Name: Jason Carss

Title: Manager

KKR PROPERTY PARTNERS EUROPE (EUR) SCSP

By: KKR Associates Property Partners Europe SCSp, its general partner

By: KKR Property Partners Europe S.a.r.l., its general partner

By: /s/Jason Carss

Name: Jason Carss

Title: Attorney

KKR PROPERTY PARTNERS EUROPE GER (EUR) SCSP

By: KKR Associates Property Partners Europe SCSp, its general partner

By: KKR Property Partners Europe S.a.r.l., its general partner

By: /s/Jason Carss

Name: Jason Carss

Title: Attorney

KKR REAL ESTATE PARTNERS AMERICAS IV SCSP

By: KKR Associates REPA IV SCSp, its general partner

By: KKR REPA IV S.a.r.l., its general partner

By: /s/Jason Carss

Name: Jason Carss

Title: Manager

KKR REAL ESTATE PARTNERS EUROPE III (EUR) SCSP

By: KKR Associates REPE III SCSp, its general partner

By: KKR REPE III S.a.r.l., its general partner

By: /s/Jason Carss

Name: Jason Carss

Title: Manager

KKR REAL ESTATE PARTNERS EUROPE III (USD) SCSP

By: KKR Associates REPE III SCSp, its general partner

By: KKR REPE III S.a.r.l., its general partner

~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Manager~~

~~**KKR REAL ESTATE STABALIZED CREDIT PARTNERS L.P.**~~

~~By: KKR Associates RESTAC L.P., its general partner~~
~~By: KKR RESTAC GP LLC, its general partner~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Vice President~~

~~**KKR REGISTERED ADVISOR LLC**~~

~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Assistant Secretary~~

~~**KKR-MILTON CO-INVESTMENTS III L.P.**~~

~~By: KKR Associates Milton Strategic L.P., its general partner~~
~~By: KKR Milton Strategic Limited, its limited partner~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Assistant Secretary~~

~~**KOHLBERG KRAVIS ROBERTS & CO. L.P.**~~

~~By: KKR & Co. GP LLC, its general partner~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Authorized Signatory~~

~~**KKR EMPIRE REPA IV CO-INVESTMENTS L.P.**~~

~~By: KKR Associates Empire REPA IV Co-Investments L.P., its general partner~~
~~By: KKR Empire REPA IV LLC, its general partner~~
~~By: /s/Jason Carss~~
~~Name: Jason Carss~~
~~Title: Manager~~

~~**KKR LENDING PARTNERS EUROPE (EURO) L.P.**~~
~~**KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P.**~~
~~**KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P.**~~
~~**KKR LENDING PARTNERS EUROPE (USD) L.P.**~~

~~By: KKR Lending Europe GP Limited~~

By: /s/Helen Koo Matthew Babinsky
Name: Helen Koo Matthew Babinsky
Title: Vice President

Title: Vice President

VERIFICATION

KKR FINANCIAL HOLDINGS, INC.

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Alpha Fund, Ltd., that he is the Vice President of VanEck Alpha Fund GP, LLC, the General Partner of VanEck Alpha Fund, Ltd., and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK ALPHA FUND, LTD.
By: /s/Thomas Murphy
Name: Thomas Murphy
Title: Chief Financial Officer
KKR REAL ESTATE SELECT TRUST INC.
By: /s/Lori Hoffman
Name: Lori Hoffman
Title: Chief Legal Officer
KKR CORPORATE LENDING (CAYMAN) LIMITED
By: /s/Martin Steyn
Name: Martin Steyn
Title: Director
KKR REAL ESTATE FINANCE MANAGERBY:
VANECK ALPHA FUND GP, LLC
KKR REAL ESTATE FINANCE TRUST INC.

By: /s/Matthew SalemBabinsky
Name: Matthew Salem Babinsky
Title: Chief Executive Officer
AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY
AVOCA CLO XI DESIGNATED ACTIVITY COMPANY

~~**AVOCA CLO XII DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XIX DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XV DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XX DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXIII DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXIX DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXV DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXVI DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXVIII DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXX DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CLO XXXI DESIGNATED ACTIVITY COMPANY**~~
~~**AVOCA CREDIT OPPORTUNITIES PLC**~~
~~**KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY**~~
~~**KKR DAF DIRECT LENDING FUND**~~

~~**KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND**~~
~~**KKR DAF PRIVATE CREDIT FUND**~~
~~**KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND**~~
~~**KKR DAF PRIVATE CREDIT FUND**~~
~~**KKR DAF SECURITISED PRIVATE CREDIT FUND**~~
~~**KKR DAF STERLING ASSETS FUND**~~
~~**KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND**~~
~~**KKR EUROPEAN CREDIT OPPORTUNITIES FUND II LTD**~~
~~**KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP**~~
~~**KKR LENDING PARTNERS EUROPE II (USD) SCSP**~~
~~**KKR LENDING PARTNERS EUROPE II (GBP) UNLEVERED SCSP**~~
~~**KKR-BARMENIA EDL PARTNERS SCSP**~~
~~By: /s/Michael Gilleran~~
~~Name: Michael Gilleran~~
Title: ~~Authorized Signatory~~Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Alpha Onshore Fund, LP, that he is the Vice President of VanEck Alpha Fund GP, LLC, the General Partner of VanEck Alpha Onshore Fund, LP, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK ALPHA ONSHORE FUND, LP
BY: VANECK ALPHA FUND GP, LLC

~~**KKR EUROPEAN FLOATING RATE LOAN FUND**~~
~~**ABSALON CREDIT FUND DESIGNATED ACTIVITY COMPANY**~~

By: KKR European Credit Investments Fund plc, acting solely on behalf of its sub-fund

By: /s/Michael Gilleran

Name: Michael Gilleran Matthew Babinsky

Name: Matthew Babinsky

Title: Vice President

Title: Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Alpha Offshore Fund, Ltd., that he is the Vice President of VanEck Alpha Fund GP, LLC, the General Partner of VanEck Alpha Offshore Fund, Ltd., and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK ALPHA OFFSHORE FUND, LTD.
BY: VANECK ALPHA FUND GP, LLC

KKR CAPITAL MARKETS (IRELAND) LIMITED

By: /s/Michael Gilleran

Name: Michael Gilleran Matthew Babinsky

Name: Matthew Babinsky

Title: Vice President

Title: Head of Finance

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck Associates Corporation, that she is the Vice President and Deputy General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VAN ECK ASSOCIATES CORPORATION

~~**KKR CREDIT ADVISORS (EMEA) LLP**~~
~~By: /s/Michael Small~~
~~Name: Michael Small~~
~~Title: Authorized Signatory~~
~~**KKR US DIRECT LENDING FUND-U INC.**~~
~~By: /s/Mike Nguyen~~
~~Name: Mike Nguyen~~
~~Title: Chief Compliance Officer~~
~~**MB2 HOLDCO LLC**~~
~~By: /s/Mike Nguyen~~
~~Name: Mike Nguyen~~
~~Title: Assistant Secretary~~
~~**KKR CREDIT ADVISORS (US) LLC**~~
~~**8 CAPITAL PARTNERS L.P.**~~
~~**KAM ADVISORS LLC**~~
~~**KAM CREDIT ADVISORS LLC**~~
~~**KKR ASSET MANAGEMENT, LTC.**~~
~~**KKR ASSET-BASED FINANCE PARTNERS L.P.**~~
~~**KKR ASSET-BASED FINANCE PARTNERS (EEA) SCSP**~~
~~**KKR ASSET-BASED FINANCE PARTNERS II L.P.**~~
~~**KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP**~~
~~**KKR ASSET-BASED FINANCE PARTNERS II L.P.**~~
~~**KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP**~~
~~**KKR ASSET-BASED INCOME FUND**~~
~~**KKR CLO 10 LTD.**~~
~~**KKR CLO 11 LTD.**~~
~~**KKR CLO 12 LTD.**~~
~~**KKR CLO 13 LTD.**~~
~~**KKR CLO 14 LTD.**~~
~~**KKR CLO 15 LTD.**~~
~~**KKR CLO 16 LTD.**~~
~~**KKR CLO 17 LTD.**~~
~~**KKR CLO 18 LTD.**~~
~~**KKR CLO 19 LTD.**~~
~~**KKR CLO 20 LTD.**~~
~~**KKR CLO 21 LTD.**~~
~~**KKR CLO 22 LTD.**~~

~~KKR CLO 23 LTD.~~
~~KKR CLO 24 LTD.~~
~~KKR CLO 25 LTD.~~
~~KKR CLO 26 LTD.~~
~~KKR CLO 27 LTD.~~
~~KKR CLO 28 LTD.~~
~~KKR CLO 29 LTD.~~
~~KKR CLO 30 LTD.~~
~~KKR CLO 31 LTD.~~
~~KKR CLO 32 LTD.~~
~~KKR CLO 33 LTD.~~
~~KKR CLO 34 LTD.~~
~~KKR CLO 35 LTD.~~
~~KKR CLO 36 LTD.~~
~~KKR CLO 37 LTD.~~
~~KKR CLO 39 LTD.~~
~~KKR CLO 40 LTD.~~
~~KKR CLO 41 LTD.~~
~~KKR CLO 42 LTD.~~
~~KKR CLO 43 LTD.~~
~~KKR CLO 44 LTD.~~
~~KKR CLO 46 LTD.~~
~~KKR CLO 48 LTD.~~
~~KKR CLO 49 LTD.~~
~~KKR CLO 52 LTD.~~
~~KKR CLO 9 LTD.~~
~~KAM FUND ADVISORS LLC~~
~~KKR CREDIT ADVISORS (HONG KONG) LIMITED~~
~~KKR ASSET-BASED FINANCE FUND~~
~~KKR CREDIT SELECT (DOMESTIC) FUND L.P.~~
~~KKR CS ADVISORS I LLC~~
~~KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P.~~
~~KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP~~
~~KKR OPPORTUNITIES (EEA) FUND II SCSP~~
~~KKR OPPORTUNITIES (DOMESTIC) FUND II SCSP~~
~~KKR ENHANCED US DIRECT LENDING FUND SCSP~~
~~KKR ENHANCED US DIRECT LENDING FUND-L INC.~~

~~KKR ENHANCED US DIRECT LENDING FUND-L LLC~~
~~KKR ENHANCED US EVDL FUNDING LLC~~
~~KKR ENHANCED US EVDL FUNDING II LLC~~
~~KKR EUROPEAN RECOVERY PARTNERS L.P.~~
~~KKR FI ADVISORS CAYMAN LTD.~~
~~KKR FI ADVISORS LLC~~
~~KKR FINANCIAL ADVISORS II, LLC~~
~~KKR FINANCIAL CLO HOLDINGS II, LLC~~
~~KKR FINANCIAL CLO HOLDINGS, LLC~~
~~KKR FINANCIAL CLO 2013-1, LTD.~~
~~KKR FINANCIAL CLO 2013-1 HOLDINGS, LTD.~~
~~KKR FINANCIAL HOLDINGS LLC~~
~~KKR FINANCIAL HOLDINGS II, LLC~~
~~KKR FINANCIAL HOLDINGS II, LTD.~~
~~KKR FINANCIAL HOLDINGS III, LTC.~~
~~KKR FINANCIAL HOLDINGS, LTD.~~
~~KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P.~~
~~KKR GOLDFINCH L.P.~~
~~KKR INCOME OPPORTUNITIES FUND~~
~~KKR INSTITUTIONAL MIDDLE MARKET FUND L.P.~~
~~KKR LENDING PARTNERS II L.P.~~
~~KKR LENDING PARTNERS III L.P.~~
~~KKR LENDING PARTNERS L.P.~~
~~KKR MEZZANINE I ADVISORS LLC~~
~~KKR MEZZANINE PARTNERS I L.P.~~
~~KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.~~
~~KKR PIP CREDIT INVESTORS LLC~~
~~KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS (II) EEA EURO L.P.~~
~~KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P.~~
~~KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P.~~
~~KKR REVOLVING CREDIT PARTNERS II L.P.~~
~~KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.~~
~~KKR SPECIAL SITUATIONS (EEA) FUND II L.P.~~
~~KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.~~

~~**KKR SPN CREDIT INVESTORS L.P.**~~
~~**KKR STRATEGIC CAPITAL MANAGEMENT LLC**~~
~~**KKR TACTICAL VALUE SPN L.P.**~~
~~**KKR TFO PARTNERS L.P.**~~
~~**KKR US CLO EQUITY PARTNERS II L.P.**~~
~~**KKR LENDING PARTNERS IV L.P.**~~
~~**KKR US DIRECT LENDING FUND SCSP**~~
~~**KKR US DIRECT LENDING FUND-U LLC**~~
~~**KKR US EVDL CA FUNDING LLC**~~
~~**KKR US EVDL CA LLC**~~
~~**KKR US EVDL FUNDING LLC**~~
~~**KKR US EVDL US I LLC**~~
~~**KKR US EVDL US II LLC**~~
~~**KKR US EVDL US III LLC**~~
~~**KKR US EVDL US IV LLC**~~
~~**KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P.**~~
~~**KKR-JESSELTO HIF CREDIT PARTNERS L.P.**~~
~~**KKR-KEATS CAPITAL PARTNERS L.P.**~~
~~**KKR-LON CREDIT STRATEGIES SCA SICAV-RAIF**~~
~~**KKR-MILTON CAPITAL PARTNERS L.P.**~~
~~**KKR-MILTON CO-INVESTMENTS II L.P.**~~
~~**KKR-MILTON OPPORTUNISTIC CREDIT FUND L.P.**~~
~~**KKR-NYC CREDIT A L.P.**~~
~~**KKR-NYC CREDIT B L.P.**~~
~~**KKR-NYC CREDIT C L.P.**~~
~~**KKR-PBPR CAPITAL PARTNERS L.P.**~~
~~**KKR-UWF DIRECT LENDING PARTNERSHIP L.P.**~~
~~**KKR-VRS CREDIT PARTNERS L.P.**~~
~~**KKR CREDIT FUND ADVISORS LLC**~~

~~By: /s/Noah Greenhill~~
~~Name: Noah Greenhill~~
~~Title: Authorized Signatory~~

~~**KKR ASIA CREDIT OPPORTUNITIES FUND SCSP**~~
~~**KKR ASIA CREDIT OPPORTUNITIES FUND UNLEVERED SCSP**~~

~~By: KKR Associates Asia Credit Opportunities SCSp, its general partner~~
~~By: KKR Asia Credit Opportunities S.a.r.l., its general partner~~

By: /s/Daniel O'Neill
Name: Daniel O'Neill
Title: Attorney or Manager
KKR ASIA CREDIT OPPORTUNITIES FUND II SCSP
KKR ASIAL CREDIT OPPORTUNITIES FUND II UNLEVERED SCSP
By: KKR Associates ACOF II SCSp, its general partner
By: KKR ACOF II S.a.r.l., its general partner
By: /s/Daniel O'Neill
Name: Daniel O'Neill
Title: Attorney
FS/KKR ADVISOR, LLC
FS KKR CAPITAL CORP.
KKR FS INCOME TRUST
KKR FS INCOME TRUST SELECT
By: /s/Stephen SypherdLaura Martinez
Name: Stephen SypherdLaura Martinez
Title: Vice President and Deputy General Counsel and Secretary

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck Absolute Return Associates Corporation, that she is the Vice President and Deputy General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VAN ECK ABSOLUTE RETURN ASSOCIATES CORPORATION

AMBLER FUNDING LLC
CCT HOLDINGS II LLC
CCT TOKYO FUNDING LLC
COBBS CREEK LLC
DARBY CREEK LLC
FCF LLC

~~**FS KKR MM CLO I LLC**~~
~~**GERMANTOWN FUNDING LLC**~~
~~**IC ALTUS INVESTMENTS, LLC**~~
~~**IC ARCHES INVESTMENTS, LLC**~~
~~**IC II NORTHERN INVESTMENTS, LLC**~~
~~**IC NORTHERN INVESTMENTS, LLC**~~
~~**JUNIATA RIVER LLC**~~
~~**KKR-FSK CLO 2 LLC**~~
~~**MEADOWBROOK RUN LLC**~~
~~By: FS KKR Capital Corp., its sole member~~
By: /s/~~Stephen Sypherd~~Laura Martinez
Name: ~~Stephen Sypherd~~Laura Martinez
~~Title: General Counsel and Secretary~~
~~**FSIC II INVESTMENTS, INC.**~~
~~**FSIC INVESTMENTS, INC.**~~
~~**IC AMERICAN ENERGY INVESTMENTS, INC.**~~
~~By: FS KKR Capital Corp., its sole shareholder~~
~~By: /s/Stephen Sypherd~~
~~Name: Stephen Sypherd~~
~~Title: General Counsel and Secretary~~
~~**K-FIT FINANCE AB-1 LLC**~~
~~**K-FIT FINANCE CO-1 LLC**~~
~~**K-FIT INVESTMENTS II, LLC**~~
~~**K-FIT INVESTMENTS, LLC**~~
~~By: KKR FS Income Trust, its sole member~~
~~By: /s/Stephen Sypherd~~
~~Name: Stephen Sypherd~~
~~Title: General Counsel and Secretary~~
~~**K-FITS FINANCE EIFEL-1 LLC**~~
~~**SELECT INVESTMENTS II, LLC**~~
~~**SELECT INVESTMENTS, LLC**~~
~~By: KKR FS Income Trust Select, its sole member~~
~~By: /s/Stephen Sypherd~~
~~Name: Stephen Sypherd~~
~~Title: General Counsel and Secretary~~
~~**CREDIT OPPORTUNITIES PARTNERS JV, LLC**~~
~~By: /s/Stephen Sypherd~~
~~Name: Stephen Sypherd~~
Title: Vice President and Deputy General Counsel

SCHEDULE A

VanEck Private Growth Select Fund LP, a Delaware limited partnership
VanEck Alpha Fund, Ltd., a company incorporated and existing under the laws of the Cayman Islands
VanEck Alpha Onshore Fund, LP, a Delaware limited partnership
VanEck Alpha Offshore Fund, Ltd., a company incorporated and existing under the laws of the Cayman Islands

SCHEDULE B

Resolutions of Board of Directors

Approval of Filing Section 17(d) Application for Co-Investment Relief – VanEck Funds, and VanEck VIP Trust

WHEREAS: The Board deems it is advisable and in the best interest of the VanEck Funds, and VanEck VIP Trust, (each, a "Trust" and collectively, the "Trusts") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i), as applicable, of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4), as applicable, of the 1940 Act and Rule 17d-1 promulgated thereunder.

~~**BIG CEDAR CREEK LLC**~~
~~**CHESTNUT STREET FUNDING LLC**~~
~~**GREEN CREEK LLC**~~
~~**JERSEY CITY FUNDING LLC**~~
~~**MAGNOLIA FUNDING LLC**~~

~~By: Credit Opportunities Partners JV, LLC, its sole member~~

NOW, THEREFORE, BE IT:

RESOLVED: That the officers of each Trust be, and each of them hereby is, authorized and directed on behalf of the respective Trust and in its name, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is further

~~By: /s/Stephen Sypherd~~
~~Name: Stephen Sypherd~~
~~Title: Vice President~~

~~**IC II AMERICAN ENERGY INVESTMENTS, INC.**~~

RESOLVED: That the officers of each Trust be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

~~By: Credit Opportunities Partners JV, LLC, its sole shareholder~~

RESOLVED: That any and all actions previously taken by each Trust or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the respective Trust.

Approval of Filing Section 17(d) Application for Co-Investment Relief – VanEck Private Growth Fund

WHEREAS: The Board deems it is advisable and in the best interest of the VanEck Private Growth Fund (the "Fund") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i), as applicable, of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4), as applicable, of the 1940 Act and Rule 17d-1 promulgated thereunder.

~~By: /s/Stephen Sypherd~~
~~Name: Stephen Sypherd~~
~~Title: Vice President~~

~~**MUSKOKA JV LLC**~~

NOW, THEREFORE, BE IT:

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is further

~~By: /s/Ryan Wilson~~
~~Name: Ryan Wilson~~
~~Title: President~~

~~**KKR INCOME TRUST SCA SICAV-RAIF**~~

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED: That any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing

resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

By: /s/Daniel O'Neill
Name: Daniel O'Neill
Title: Authorized Signatory

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

~~BLUEROCK PRIVATE REAL ESTATE FUND, BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND, BLUEROCK FUND ADVISOR, LLC AND BLUEROCK CREDIT FUND ADVISOR, LLC~~

VANECK FUNDS

VANECK VIP TRUST

VANECK PRIVATE GROWTH FUND

VANECK PRIVATE GROWTH SELECT FUND LP

VANECK ALPHA FUND, LTD.

VANECK ALPHA ONSHORE FUND, LP

VANECK ALPHA OFFSHORE FUND, LTD.

VAN ECK ASSOCIATES CORPORATION

VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

~~919~~666 Third Avenue~~, 40th Floor~~

New York, ~~NY 10022~~ New York 10017

(212) ~~843 -1601~~293-2000

~~AMENDMENT NO. 4 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

~~Jason Emala~~Laura I. Martinez, Esq.

~~Bluerock Asset Management, LLC~~

Vice President and Deputy General Counsel

Van Eck Associates Corporation

~~919~~666 Third Avenue, ~~40th~~9th Floor

New York, ~~NY 10022~~ New York 10017

Telephone: (212) ~~843-1601~~293-2000

~~Copies~~Copy *to:*

~~**Nicole Simon**~~

Fabio Battaglia, Esq.

Stradley Ronon Stevens & Young~~,~~ LLP

~~**100 Park Avenue**~~2005 Market Street, Suite ~~2000~~2600

~~**New York, NY 10017**~~

~~**Telephone: (212) 812-4137**~~

Philadelphia, Pennsylvania 19103

~~June 8~~October 16, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

VANECK FUNDS VANECK VIP TRUST VANECK PRIVATE GROWTH FUND VANECK PRIVATE GROWTH SELECT FUND LP VANECK ALPHA FUND, LTD. VANECK ALPHA ONSHORE FUND, LP VANECK ALPHA OFFSHORE FUND, LTD. VAN ECK ASSOCIATES CORPORATION VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION 666 THIRD AVENUE NEW YORK, NEW YORK 10017 File No. [ ]	: :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE 1940 ACT

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the ***"Order")*** of the U.S. Securities and Exchange Commission (the ***"SEC"*** or ***"Commission")*** under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the ***"1940 Act"),***[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on November 23, 2012 (the ***"Prior Order"***)[2] that was granted pursuant to Section 17(d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

- ~~• Bluerock Private Real Estate Fund ("***BPRE***"), an externally managed, non-diversified closed-end~~VanEck Funds (***"VEF"***) and each series thereof, as applicable, is an open-end management investment company registered under the 1940 Act~~ and listed on the New York Stock Exchange~~;
- VanEck VIP Funds (***"VIP"***) and each series thereof, as applicable, is an open-end management investment company registered under the 1940 Act;
- ~~• Bluerock High Income Institutional Credit~~VanEck Private Growth Fund (***"~~HI~~PGF"*** and~~,~~ together with ~~BPRE~~VEF, and VIP, the ***"Existing Regulated Funds"***), ~~an externally managed, non-diversified~~a closed-end management investment company registered under the 1940 Act;
- Van Eck Associates Corporation (***"VEAC"***), an investment adviser registered under the Investment Advisers Act of 1940, as amended (***"Advisers Act"***), and its successors,[~~2~~3] which serves as the investment adviser for certain series of VEF, VIP, and PGF;

~~• Bluerock Fund Advisor, LLC and its successors[2] ("***BFA***"), an indirect, majority-owned subsidiary of BAM (as defined below) and the investment adviser to BPRE. BFA is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the "***Advisers Act***");~~

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] Van Eck Funds, et al. (File No. 812-13740), Release No. IC-30252 (Oct. 25, 2012) (notice) and Release No. IC-30279 (Nov. 23, 2012) (order).

[~~2~~3] The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

- Bluerock Credit Fund Advisor, LLC and its successors ("***CFA***" and, together with the Existing Regulated Funds and BFA, the "***Applicants***"), an indirect, majority-owned subsidiary of BAM and the investment adviser to HI.[3] CFA is registered with the SEC as an investment adviser under the Advisers Act.
- Van Eck Absolute Return Advisers Corporation (***"VEARA"***, and together with VEAC, the ***"Existing Advisers"***), and its successors, which serves as the investment adviser for certain series of VEF; and
- Certain existing Affiliated Entities (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c) of the 1940 Act (the ***"Existing Affiliated Funds"***, and collectively with the Existing Regulated Funds and the Existing Advisers, the ***"Applicants"***).[3][4]

[3][4] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the ***"Application")*** would allow a Regulated Fund[4][5] and one or more Affiliated Entities[~~5~~][6] to engage in Co-Investment

---

[4][5] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[~~5~~][6] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

Transactions[6][7] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

Transaction are collectively referred to herein as ***"Participants."***[7][8] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8] [9]

II. GENERAL DESCRIPTION OF THE APPLICANTS

Bluerock Asset Management, LLC ("BAM"), a Delaware limited liability company formed in 2022, and/or one or more of its affiliates (collectively with BAM, "Bluerock Control Entities") have controlling interests in each of the Advisers, and thus may be deemed to indirectly control the Regulated Funds. However, the Bluerock Control Entities are holding companies; they do not currently offer investment advisory services to any person, are not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, none of the Bluerock Control Entities have been included as Applicants.

A. VEF

A. BPRE

VEF is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on April 3, 1985. On May 1, 2016, Van Eck Funds changed its name to VanEck Funds. VEF's series which are currently being offered are the following: Emerging Markets Fund, which offers Class A, Class I, Class Y and Class Z shares; International Investors Gold Fund, which offers Class A, Class C, Class I and Class Y shares; CM Commodity Index Fund and Global Resources Fund, each of which offers Class A, Class I and Class Y shares; VanEck Morningstar Wide Moat Fund which offers Class I and Class Z shares; and Onchain Economy ETF, VanEck Emerging Markets Bond ETF and VanEck India Select ETF. As of the date of this Application, VanEck Pivotal Trends ETF and

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[6][7] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7][8] "**Adviser**" means BFA, CFA, an Existing Adviser and any other investment adviser, controlling, controlled by, or under common control with BFA and/or CFA an Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

[8][9] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

VanEck Wealth Builder ETF are not currently being offered. Each series of VEF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code, as amended (***"Code"***). VEF's principal place of business is 666 Third Avenue, New York, New York 10017.

Each series of VEF has a distinct investment objective.

~~BPRE (formerly, Bluerock Total Income+ Real Estate Fund) is a Delaware statutory trust formed on May 25, 2012. BPRE is registered under the 1940 Act as a closed-end management investment company. BPRE commenced operations on October 22, 2012. BPRE's common shares commenced trading on the New York Stock Exchange on December 16, 2025. BPRE is currently treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the "*Code*").~~

~~BPRE's primary investment objective is to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets.~~

~~BPRE~~VEF has a six-member board~~ of trustees (the "**BPRE Board**")~~, of which ~~four~~five members are not "interested~~"~~ persons~~ of BPRE within the meaning of~~" as defined in Section 2(a)(19) of the 1940 Act~~.~~[9] (***"Independent Directors"*** or ***"Independent Trustees"*** as applicable).[10]

B. VIP

~~B. III~~

VIP is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987 with the name Van Eck Investment Trust. The Trust commenced operations on September 7, 1989. On April 12, 1995, Van Eck Investment Trust changed its name to Van Eck Worldwide Insurance Trust. On May 1, 2010, Van Eck Worldwide Insurance Trust changed its name to Van Eck VIP Trust. On May 1, 2017, Van Eck VIP Trust changed its name to VanEck VIP Trust. The Trust currently consists of four separate series: VanEck VIP Emerging Markets Bond Fund, which currently offers Initial Class shares; VanEck VIP Global Gold Fund which currently offers Class S shares; and VanEck VIP Global Resources Fund and VanEck VIP Emerging Markets Fund, both of which currently offer Initial Class and Class S shares. VanEck VIP Emerging Markets

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[9][10] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

Bond Fund has registered Class S shares and VanEck VIP Global Gold Fund has registered Initial Class shares, but as of the date of this Application such shares are not being offered. Each series of VIP intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. VIP's principal place of business is 666 Third Avenue, New York, New York 10017.

Each series of VIP has a distinct investment objective.

VIP has a six-member board, of which five members are Independent Trustees.

C. PGF

HIPGF is a Delaware statutory trust formed on August 19, 2021. HI isand an externally managed, non-diversified closed-end management investment company registered under the 1940 Act as a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. HI commenced operations on June 21, 2022. HI is currently treateda tender offer fund under Rule 13e-4 under the Securities Exchange Act of 1934. PGF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. PGF's principal place of business is 666 Third Avenue, New York, New York 10017. As of the date of this Application, PGF is not being offered to the public.

HI'sPGF's primary investment objective is to generate high current income, while secondarily seeking attractive, long-term risk-adjusted returns, with low correlation to the broader markets. seek long-term capital appreciation. Under normal market conditions, PGF will invest at least 80% of its net assets (plus any borrowings for investment purposes), either directly or indirectly, in securities of companies considered to be growth companies.

HIPGF has a six-member board of trustees (the "***HI Board***" and, together with the BPRE Board, and any Future Regulated Fund's board of directors, the "***Board***"), of which four members are not "interested" persons of HI within the meaning of Section 2(a)(19) of the 1940 Act., of which five members are Independent Trustees.

D. The Existing Affiliated Funds

C. BFA and CFA

BFA isEach Existing Affiliated Fund is either a Delaware limited liability company formed on May 11, 2012. BFA is registered with the SEC as an investment adviser under the Advisers Act. BFA is an indirect, majority-owned subsidiary of BAM and serves as investment adviser to BPRE.partnership or a company incorporated and existing under the laws of the Cayman Islands,

as listed on Schedule A, that is a privately-offered fund that would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the Act.[11]

E. The Existing Advisers

CFA is a Delaware limited liability company formed on November 29, 2017. CFA is registered with the SEC as an investment adviser under the Advisers Act. CFA is an indirect, majority-owned subsidiary of BAM and serves as investment adviser to HI.

VEAC is a New York corporation that serves as the investment adviser to certain Existing Regulated Funds and certain Existing Affiliated Funds and expects to serve as investment adviser to some Future Regulated Funds and/or Affiliated Entities. VEAC is an investment adviser registered under the Advisers Act.

VEARA is a wholly-owned subsidiary of VEAC that serves as the investment adviser to certain Existing Regulated Funds and certain Existing Affiliated Funds and expects to serve as investment adviser to some Future Regulated Funds and/or Affiliated Entities. VEARA is an investment adviser registered under the Advisers Act.

Under the terms of an investment advisory agreement with BPRE and HI, BFA and CFAeach Existing Regulated Fund and each Existing Affiliated Fund, respectively, an Existing Adviser will, among other things, manage the investment portfolio thereof, direct purchases and sales of portfolio securities and report thereon to eachsuch Existing Regulated Fund's or Existing Affiliated Fund's officers and directors/manager (as applicable) regularly.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the ***"Conditions"),*** each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several

[11] In the future, the Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this application.

participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”[10][12] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an

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[10] [12] Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end ~~or~~fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~BFA and CFA are each majority-owned by BAM, are~~VEARA is directly owned by VEAC and is under common control with VEAC, and VEARA and VEAC are thus affiliated persons of each other.

Accordingly, with respect to ~~BFA and CFA~~VEAC, VEARA, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~BFA~~VEAC, ~~CFA~~VEARA, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the

governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~[11]~~[13]

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~[12]~~[14] of the Regulated Fund ***("Required Majority")*** will take the steps set forth in Section 57(f) of the 1940 Act,~~[13]~~[15] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~[14]~~[16]

~~11~~13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

~~12~~ 14 Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this ~~application~~Application, a designated committee of the ~~board~~Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee's decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the ~~entire board~~full Board of the Regulated Fund at the ~~board's~~Board's next regularly-scheduled meeting.

~~13~~15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

~~14~~16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. No Remuneration. Any transaction fee[~~15~~][17] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the ***"Co-Investment Policies").*** Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[~~16~~][18]

6. Dispositions:

(a) Prior to any Disposition[~~17~~][19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

~~15~~ 17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

~~16~~18 The Affiliated Entities may adopt shared Co-Investment Policies.

~~17~~19 "***Disposition***" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[~~18~~20]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated

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[~~18~~20] "***Tradable Security***" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

> Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[~~19~~21]

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated

[~~19~~21] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~Co Investment~~Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the ***"Existing Orders"***).[~~20~~22] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants

[~~20~~22] *See, e.g.*, FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15834), Release No. IC-36154 (May 14, 2026) (notice), Release No. IC-36211 (June 11, 2026) (order); Bluerock Private Real Estate Fund, et al. (File No. 812-15805), Release No. IC-36210 (June 10, 2026) (notice), Release No. IC-36242 (July 7, 2026) (order).

submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Jason Emala~~Laura I. Martinez, Esq.
~~Bluerock Asset Management, LLC~~
Vice President and Deputy General Counsel
Van Eck Associates Corporation
~~919~~666 Third Avenue~~, 40th Floor~~
New York, ~~NY 10022~~ New York 10017
Telephone: (212) ~~843-1601~~293-3000

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

~~Nicole Simon~~
Fabio Battaglia, Esq.
Stradley Ronon Stevens & Young~~,~~ LLP
~~100 Park Avenue~~2005 Market Street, Suite ~~2000~~2600
~~New York, NY 10017~~
Philadelphia, Pennsylvania 19103
Telephone: (~~212~~215) ~~812-4137~~ 564-8077

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided in Schedule B below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to ~~Sections 17(d) and~~Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and

says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this ~~Amendment No. 4 to the~~ Application to be duly signed on their behalf on the ~~8th~~16th day of ~~June~~October, 2026.

~~**Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)**~~
VANECK FUNDS

By: /s/ ~~Jordan Ruddy~~
~~Name: Jordan Ruddy~~Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary
~~Title: President~~

~~**Bluerock High Income Institutional Credit Fund**~~
VANECK VIP TRUST

By: /s/Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary

VANECK PRIVATE GROWTH FUND

By: /s/ ~~Jordan Ruddy~~
~~Name: Jordan Ruddy~~Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary
~~Title: President~~

VANECK PRIVATE GROWTH SELECT FUND LP
BY: VANECK PRIVATE GROWTH SELECT GP, LLC

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VANECK ALPHA FUND, LTD.
~~Bluerock Fund Advisor~~BY: VANECK ALPHA FUND GP, LLC

By: /s/ ~~Jordan Ruddy~~
~~Name: Jordan Ruddy~~Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President
~~Title: President~~

VANECK ALPHA ONSHORE FUND, LP
~~Bluerock Credit Fund Advisor~~BY: VANECK ALPHA FUND GP, LLC

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VANECK ALPHA OFFSHORE FUND, LTD.
BY: VANECK ALPHA FUND GP, LLC

By: /s/ ~~Jordan Ruddy~~
~~Name: Jordan Ruddy~~Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VAN ECK ASSOCIATES CORPORATION

By: /s/Laura Martinez
Name: Laura Martinez
Title: Vice President and Deputy General Counsel

VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

By: /s/Laura Martinez
Name: Laura Martinez
Title: Vice President and Deputy General Counsel

VERIFICATION

The undersigned states that heshe has duly executed the foregoing Application for and on behalf of Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund) that he is the PresidentVanEck Funds, that she is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that heshe is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of hisher knowledge, information and belief.

Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)
VANECK FUNDS

By: /s/ Jordan RuddyLaura Martinez
Name: Jordan Ruddy Laura Martinez
Title: Vice President and Assistant Secretary

VERIFICATION

The undersigned states that heshe has duly executed the foregoing Application for and on behalf of Bluerock High Income Institutional Credit Fund that he is the PresidentVanEck VIP Trust, that she is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that heshe is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of hisher knowledge, information and belief.

Bluerock High Income Institutional Credit Fund

VANECK VIP TRUST

By: /s/ Jordan RuddyLaura Martinez
Name: Jordan Ruddy Laura Martinez
Title: Vice President and Assistant Secretary

VERIFICATION

The undersigned states that heshe has duly executed the foregoing Application for and on behalf of BluerockVanEck Private Growth Fund Advisor, LLC that heshe is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that heshe is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of hisher knowledge, information and belief.

VANECK PRIVATE GROWTH FUND

By: /s/Laura Martinez
Name: Laura Martinez
Title: Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Private Growth Select Fund LP, that he is the Vice President of VanEck Private Growth Select GP, LLC, the General Partner of VanEck Private Growth Select Fund LP, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK PRIVATE GROWTH SELECT FUND LP
Bluerock Fund AdvisorBY: VANECK PRIVATE GROWTH SELECT GP, LLC

By: /s/ Jordan Ruddy
Name: Jordan RuddyMatthew Babinsky

Name: Matthew Babinsky
Title: Vice President

Title: President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock CreditVanEck Alpha Fund Advisor, LLCLtd., that he is the Vice President of such entityVanEck Alpha Fund GP, LLC, the General Partner of VanEck Alpha Fund, Ltd., and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK ALPHA FUND, LTD.
Bluerock Credit Fund AdvisorBY: VANECK ALPHA FUND GP, LLC

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Alpha Onshore Fund, LP, that he is the Vice President of VanEck Alpha Fund GP, LLC, the General Partner of VanEck Alpha Onshore Fund, LP, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK ALPHA ONSHORE FUND, LP
BY: VANECK ALPHA FUND GP, LLC

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of VanEck Alpha Offshore Fund, Ltd., that he is the Vice President of VanEck Alpha Fund GP, LLC, the General Partner of VanEck Alpha Offshore Fund, Ltd., and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VANECK ALPHA OFFSHORE FUND, LTD.
BY: VANECK ALPHA FUND GP, LLC

By: /s/Matthew Babinsky
Name: Matthew Babinsky
Title: Vice President

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck Associates Corporation, that she is the Vice President and Deputy General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VAN ECK ASSOCIATES CORPORATION

By: /s/ ~~Jordan Ruddy~~Laura Martinez
Name: ~~Jordan Ruddy~~ Laura Martinez
Title: Vice President and Deputy General Counsel

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of VanEck Absolute Return Associates Corporation, that she is the Vice President and Deputy General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VAN ECK ABSOLUTE RETURN ASSOCIATES CORPORATION

By: /s/Laura Martinez
Name: Laura Martinez
Title: Vice President and Deputy General Counsel

SCHEDULE A

VanEck Private Growth Select Fund LP, a Delaware limited partnership
VanEck Alpha Fund, Ltd., a company incorporated and existing under the laws of the Cayman Islands
VanEck Alpha Onshore Fund, LP, a Delaware limited partnership
VanEck Alpha Offshore Fund, Ltd., a company incorporated and existing under the laws of the Cayman Islands

SCHEDULE B

~~EXHIBIT A~~

Resolutions of Board of Directors ~~of Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)~~

Approval of Filing Section 17(d) Application for Co-Investment Relief – VanEck Funds, and VanEck VIP Trust

WHEREAS~~, the~~: The Board deems it is advisable and in the best interest of the ~~Fund~~VanEck Funds, and VanEck VIP Trust, (each, a "Trust" and collectively, the "Trusts") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i), as applicable, of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4), as applicable, of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT:

RESOLVED~~, that~~: That the officers of ~~Bluerock Fund Advisor, LLC and the Fund~~each Trust be, and each of them hereby is, authorized and directed on behalf of the ~~Fund~~respective Trust and in its name ~~and on behalf of the Fund~~, to prepare, execute, and cause to be filed with the Commission ~~an~~the Application ~~for an Order of Exemption~~, substantially in the form ~~attached hereto as Exhibit A~~presented to the Board, and any amendments thereto~~, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act~~; and it is further

RESOLVED~~, that~~: That the officers of ~~the Fund~~each Trust be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED~~, that~~: That any and all actions previously taken by ~~the Fund~~each Trust or any of its ~~directors~~trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the ~~Fund~~respective Trust.

~~Resolutions of the Board of Trustees of Bluerock High Income Institutional Credit Fund~~

Approval of Filing Section 17(d) Application for Co-Investment Relief – VanEck Private Growth Fund

WHEREAS~~, the~~: The Board deems it is advisable and in the best interest of the VanEck Private Growth Fund (the "Fund") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i), as applicable, of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4), as applicable, of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT:

RESOLVED~~, that~~: That the officers of ~~Bluerock Credit Fund Advisor, LLC and~~ the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name ~~and on behalf of the Fund~~, to prepare, execute, and cause to be filed with the Commission ~~an~~the Application ~~for an Order of Exemption~~, substantially in the form ~~attached hereto as Exhibit A~~presented to the Board, and any amendments thereto~~, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act~~; and it is further

RESOLVED~~, that~~: That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED~~, that~~: That any and all actions previously taken by the Fund or any of its ~~directors~~trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.